THE AMERICAN ENERGY GROUP, LTD.

One Gorham Island, Suite 303

Westport, Connecticut 06880

(203) 222-7315

May 31, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Roger Schwall, Assistant Director

Re:	American Energy Group, Ltd. Form 10-K for the Fiscal Year Ended June 30, 2014 Filed October 14, 2014 File No. 0-26402

Dear Mr. Schwall:

The American Energy Group, Ltd. is in receipt of your letter dated March 13, 2015, which was not received until mid-April after telephonic inquiry by your office and advice to your office that the letter had not been received. This letter shall serve as a second request for additional time to respond based upon the extensive travel schedule of the President and CEO during April and early May, 2015. The President and CEO was expected to return from an extensive trip to Pakistan on the business of the company within a sufficient time to respond by the date in the original extension request. In actuality, the President and CEO returned from Pakistan today. Accordingly, request is here made for the extension until June 10, 2015, in order to permit thorough attention to the inquiries.

Sincerely,

The American Energy Group, Ltd.

By:	/s/ R. Pierce Onthank
R. Pierce Onthank
President and CEO